May 3, 2005


Mail Stop 0409

VIA U.S. MAIL AND FAX (760) 918-8210

Ms. Erin Ruhe
VP, Treasurer and Controller
HomeFed Corporation
1903 Wright Place, Suite 220
Carlsbad, CA 92008

Re:	HomeFed Corporation
	Form 10-K for the year ended December 31, 2004
      File No. 001-10153

Dear Ms. Ruhe:

      We have reviewed your April 28, 2005 response letter and have the following additional comments. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year December 31, 2004

Financial Statements and Notes

Note 1 - Summary of Significant Accounting Policies, pages F-8 to
F-
10

Provision for Environmental Remediation, page F-9

1. In light of your disclosure on page F-9 that you allocate costs based on relative fair value rather than specific identification under paragraph 11 of SFAS 67, please tell us how the cash outflows of each parcel are largely independent in reaching your determination each parcel is the lowest level at which to evaluate impairment. In your response, please tell us at what level the environmental liability is assigned for evaluating impairment and why.

2. Your response to our comment states you estimate future net cash flows of Otay land to be over $150 million, which would exceed the carrying value of all Otay land and the environmental liability. Please relate and explain the estimate to historical sales per acre of developable and mitigation Otay land. We note your historical sales per acre appear to be significantly less than what you estimate in your impairment test.

      You may contact Matthew Dowling, Staff Accountant, at (202)
551-3467 or me at (202) 551-3403 if you have questions. Please respond to the comments included in this letter within ten business days or tell us when you will provide us with a response. Please file your response on EDGAR.


						Sincerely,



Steven Jacobs
Accounting Branch Chief


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Homefed Corporation
May 3, 2005
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